UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 6-K

__________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41524
___________________________________

Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Final Results dated 06 March 2025

2024 Preliminary Results

Results in line with revised guidance

North American review informs revised branch and brand strategy. Integration on track for completion end 2026.

Financial Results	Adjusted Results (AER)			Statutory Results (AER)
£m	2024 £m	2023 £m	Change %	2024 £m	2023 £m	Change %
Revenue	5,436	5,375	1.1%	5,436	5,375	1.1%
EBITDA	1,177	1,228	(4.2%)
Operating Profit	834	898	(7.0%)	549	625	(12.1%)
Operating Profit margin	15.3%	16.7%	(1.4ppt)	10.1%	11.6%	(1.5ppt)
Profit before Tax	703	766	(8.1%)	405	493	(17.9%)
Free Cash Flow	410	500	(18.0%)
Basic EPS	21.25p	23.19p	(8.4%)	12.17p	15.14p	(19.6%)
Diluted EPS	21.19p	23.08p	(8.2%)	12.14p	15.07p	(19.5%)
Dividend Per Share	9.09p	8.68p	4.7%	9.09p	8.68p	4.7%
Net debt	(3,208)	(3,146)	(2.0%)	(3,208)	(3,146)	(2.0%)

	Adjusted Results (CER)
Revenue	5,587	5,375	3.9%
Operating Profit	860	898	(4.2%)
Operating Profit margin	15.4%	16.7%	(1.3ppt)
Profit before Tax	731	766	(4.6%)

Andy Ransom, Chief Executive of Rentokil Initial plc (“the Company”), said:

“2024 was a challenging year for the Group, with lower profits and margins, delivered in line with our trading update in September. Good growth in the International business (Organic Revenue growth 4.7%) was held back by the performance in North America (Organic Revenue growth 1.5%).

“The Terminix integration is making good progress, with multiple important milestones achieved, but executing it has clearly impacted our North American business performance.

“The integration remains on track to be completed by the end of 2026. Colleague and Customer retention across our NA business saw encouraging improvements during 2024, and has also been trending positively at the newly integrated branches.

“Our sales and marketing initiatives to drive organic growth require further refinement to deliver the required improvements in overall lead generation and sales conversion, which will be a key focus in 2025. To address this, our revised branding strategy will see the national focus for the Rentokil and Terminix brands supplemented by additional prominence for our nine main regional brands. Alongside this, we will use insights from our promising satellite branch pilot to optimise the branch network size. We now expect that the end state branch network (including satellites) is likely to exceed 500 locations. Post integration we expect to generate both market beating growth and considerable cost efficiencies, with North American margins exceeding 20%.

“We continue to benefit from our diversified, global footprint and resilient business model, in addition to our sustained focus on customer service and investment in people, technology and innovation. Present in c.90 countries and with industry leading technology, we are a global leader in pest control and the largest pest control operator in the US, which has demonstrated attractive and sustained structural growth over time. With our enhanced scale, brand portfolio and service offering, we remain confident in our ability post the integration of Terminix to deliver sustained growth.

“We expect to achieve 2025 financial performance in line with market expectations.”

2024 Financial Highlights (Unless otherwise stated, all financials are presented at constant exchange rates).

●	Group Organic Revenue1 Growth of 2.8%, with the International business up 4.7%.
●	North America Organic Revenue growth of 1.5%, with 1.5% in Pest Control.
●	Group Adjusted Operating Margin of 15.4%2, impacted by North America margin reduction to 17.1%.
●	Group Adjusted PBT at AER of £703m, in line with revised guidance.
●	Net debt to EBITDA at 2.9x as at 31 December 2024.
●	Recommended final dividend 5.93p; total FY 24 dividend of 9.09p per share, c.5% year on year increase.

2024 Strategic Highlights

●	2024 delivered continued progress with Terminix Integration
–
First Terminix branch systems integration completed, covering 58 branches with Revenues of $373m and c.1,000 service technicians. Over 250 branches in North America now operate unified finance, HR, payroll, procurement, and sales commission systems.

●	2024 North America RIGHT WAY 2 Growth Plan progress
	–	Colleague Retention +4.2% vs FY23 to 79.4%.
	–	Customer Retention at over 81% in Q4. FY24: 80.1% (FY23: 79.5%).
	–	Work continues on improving sales and marketing execution; leads and sales conversion still lagging.
	–	First satellite branches opened in Q4: testing more local locations to drive greater customer proximity.
●	Integration strategy review complete. Integration remains on track to complete by end of 2026
–
Encouraging response from colleagues and customers in initial fully migrated branches to pay plan and rerouting pilot. At these locations, customer retention increasing on pre-migration levels, while colleague retention has remained in line with pre-migration levels.

	–	Branch integration scheduled to restart in early H2; c.100% branches complete by end 2026.
	–	Revised brand strategy: focus on 9 regional brands, plus national Rentokil and Terminix brands.
	–	Revised branch strategy: end state branch network now envisaged of over 500, including satellites.
–
Significant 2024 additional investments to drive revenue – brand awareness, lead generation, sales infrastructure – offer partial opportunity for redeployment, allowing 2025 revised strategies to be funded.

–
Post 2026, completion of integration is expected to deliver $100m cost reduction versus 2024 levels of cost, with branch right-sizing and improved route density significantly improving technician efficiency.

–
Interrelationship of growth investments, inflationary increases and cost synergies make net synergies too subjective to disaggregate and report on. From 2027, completion of integration activities expected to deliver North American margins exceeding 20% from faster organic growth and reduced costs. Previous FY 26 Group margin target withdrawn.

●
Continued momentum in bolt on M&A. 36 businesses with revenues of c.£140m in the year prior to purchase acquired for £182m; strong pipeline of opportunities for attractive bolt-on acquisitions being worked on.

2025 Outlook and Q1 current trading

●	Despite Q1 year-to-date growth in North America having been held back principally as a result of continued weak lead generation, we expect to achieve FY 2025 results in line with market expectations.
●	2025 growth initiatives are fully funded within the inflation adjusted 2024 cost base, with reinvestments targeted to higher return activities including the revised brand and branch strategy.
●	FY 2025 Adjusted free cash flow conversion forecast at 80%, with modest balance sheet deleveraging.
●	FX movements are expected to have a headwind impact of $10m-$20m in 2025; US dollar reporting to commence in 2025.

Re-presentation of financial information in US dollars

As announced in July 2024, the Group will change its presentation currency to US dollars for reporting periods starting from 1 January 2025, as we believe that this will provide better alignment of the reporting of performance with business exposures.

For comparative purposes, the Group has today published historical financial information re-presented in US dollars on its IR website (www.rentokil-initial.com/investors). The selected unaudited information included in the document has been derived from the consolidated financial statements and accounting records of the Group for each of the years ended 31 December 2022, 31 December 2023 and 31 December 2024, and the six months ended 30 June 2024.

Enquiries:

Investors / Analysts:	Peter Russell	Rentokil Initial plc	07795 166506
Media:	Malcolm Padley	Rentokil Initial plc	07788 978199

A management presentation and Q&A for investors and analysts will be held today, 6 March 2025 from 9.15am at the Leonardo Royal London St Paul’s Hotel, 10 Godliman Street, London EC4V 5AJ. The event will also be available via a live webcast. Dial-in details will be provided on the website (https://www.rentokil-initial.com/investors.aspx). A recording will be made available following the conclusion of the presentation.

Notes

1 Organic Revenue growth represents the growth in Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue)

2 Excludes costs to achieve which are one-off by nature

AER – actual exchange rates; CER – constant 2023 exchange rates

Non-IFRS measures – This statement includes certain financial performance measures which are not measures defined under International Financial Reporting Standards (IFRS). These measures include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Effective Tax Rate and Organic Revenue. Management believes these measures provide valuable additional information for users of the financial statements to aid better understanding of the underlying trading performance. Adjusted Operating Profit, Adjusted Profit Before/After Tax and Adjusted EBITDA exclude certain items that could distort the underlying trading performance of the business. Revenue and Adjusted Operating Profit are presented at CER unless otherwise stated. An explanation of all the above non-IFRS measures used along with reconciliation to the nearest IFRS measures is provided in Use of Non-IFRS measures on page 16-22.

Summary of financial performance (at CER)
Regional Performance
	Revenue			Adjusted Operating Profit
	2024 £m	2023 £m	Change %	2024 £m	2023 £m	Change %
North America
Pest Control	3,236	3,201	1.1%	553	599	(7.5%)
Hygiene & Wellbeing	111	105	5.5%	20	18	7.4%
	3,347	3,306	1.3%	573	617	(7.1%)

International
Pest Control	1,172	1,085	8.0%	241	231	4.5%
Hygiene & Wellbeing	820	753	8.8%	149	139	6.7%
France Workwear	237	221	7.1%	42	39	8.6%
	2,229	2,059	8.2%	432	409	5.7%

Europe (incl. LATAM)
Pest Control	551	516	6.6%	128	124	3.3%
Hygiene & Wellbeing	364	344	5.9%	56	52	6.3%
France Workwear	237	221	7.1%	42	39	8.6%
	1,152	1,081	6.5%	226	215	5.0%

UK & Sub-Saharan Africa
Pest Control	206	195	5.5%	54	51	5.5%
Hygiene & Wellbeing	231	195	18.5%	47	43	8.9%
	437	390	12.0%	101	94	7.0%

Asia & MENAT
Pest Control	276	250	10.4%	36	34	5.4%
Hygiene & Wellbeing	92	89	3.0%	12	11	3.3%
	368	339	8.4%	48	45	4.9%

Pacific
Pest Control	139	124	12.4%	23	22	7.7%
Hygiene & Wellbeing	133	125	6.2%	34	33	5.5%
	272	249	9.3%	57	55	6.4%

Central	11	10	7.8%	(138)	(121)	(14.1%)
Restructuring costs	–	–	–	(7)	(7)	0.3%
Total at CER	5,587	5,375	3.9%	860	898	(4.2%)
Total at AER	5,436	5,375	1.1%	834	898	(7.0%)

Category Performance

	Revenue			Adjusted Operating Profit
	2024 £m	2023 £m	Change %	2024 £m	2023 £m	Change %
Pest Control	4,408	4,286	2.9%	794	830	(4.2%)
Hygiene & Wellbeing	931	858	8.4%	169	157	6.8%
France Workwear	237	221	7.1%	42	39	8.6%
Central	11	10	7.8%	(138)	(121)	(14.1%)
Restructuring costs	–	–	–	(7)	(7)	0.3%
Total at CER	5,587	5,375	3.9%	860	898	(4.2%)
Total at AER	5,436	5,375	1.1%	834	898	(7.0%)

In order to help understand the underlying trading performance, unless otherwise stated, figures below are presented at constant exchange rates.

Revenue

Group Revenue increased 3.9% to £5,587m. Group Organic Revenue grew 2.8%. Group Revenue was up 1.1% to £5,436m at AER. Revenue growth in North America was up 1.3% (Organic Revenue +1.5%). North America saw a 90bps quarter-on-quarter improvement in regional Organic Revenue growth in Q4 (1.4% in Q3, 2.3% in Q4). The International business drove Revenue up 8.2% for the full year with a good contribution from all regions. Europe, the Group’s second largest region, was up by 6.5%; UK & Sub-Saharan Africa was up 12.0%; the Pacific was up 9.3%; and Asia & MENAT was up 8.4%.

Our Pest Control category grew Revenue by 2.9% (2.5% Organic) to £4,408m, mainly from price increases. Hygiene & Wellbeing Revenue increased by 8.4% (3.1% Organic) to £931m, led in general by resilient demand for washroom services. Strong progression in both volume and price were reflected in the contribution from our France Workwear business, with Revenue up by 7.1% to £237m (7.1% Organic).

Revenue (£m at CER)	H1	H2	Full Year
Group	2,756	2,831	5,587
North America	1,662	1,685	3,347
International	1,088	1,141	2,229

Organic Growth	H1	H2	Full Year
Group	2.8%	2.8%	2.8%
North America	1.3%	1.8%	1.5%
International	5.2%	4.3%	4.7%

Profit

Adjusted Operating Profit reduced by 4.2% during the year to £860m, impacted by the performance in North America. As stated in the Company’s September Trading Update, in North America there was a drop-through impact on profit from below expected organic revenue growth and from significant in-year cost investments to drive revenue, resulting in a 130bps decrease year on year in Group Adjusted Operating Margin to 15.4%. Within business categories, Adjusted Operating Margin for Pest Control was 18.0% (FY 23: 19.3%). Hygiene & Wellbeing Adjusted Operating Margin was 18.1% (FY 23: 18.4%), and France Workwear was 17.7% (FY 23: 17.5%).

Adjusted Profit before Tax (at AER) of £703m, which excludes one-off and adjusting items and amortisation costs, decreased by 8.1%. Adjusted interest of £138m at actual exchange rates was £3m lower year on year. One-off and adjusting items (operating) at AER of £86m includes £59m (FY 23: £81m) of integration costs related to the Terminix acquisition (“Costs to Achieve’’) and £9m (FY 23: £13m) of other M&A costs. Statutory Operating Profit at AER was £549m (FY 23: £625m). Statutory profit before tax at AER was £405m (FY 23: £493m).

Adjusted Operating Profit (£m at CER)	H1	H2	Full Year
Group	455	405	860
North America	310	263	573
International	208	224	432

Adjusted Operating Profit Margin	H1	H2	Full Year
Group	16.5%	14.3%	15.4%
North America	18.6%	15.6%	17.1%
International	19.1%	19.6%	19.3%

Cash (at AER)

Net cash flows from operating activities were £678m. Free Cash Flow of £410m was £90m lower than in FY 23 due to reduced profitability. There was a £15m outflow (FY 23: £11m) from one-off and adjusting items (non-cash).

The Group had a £105m working capital outflow in FY 24. Capital expenditure of £215m was incurred in the period (FY 23: £211m). Lease payments of £145m were down 4.0% reflecting the start of integration work on branch restructuring.

Cash interest payments of £144m were £22m lower than in the prior year, reflecting higher interest rates on investment income and lower swap payments due to a weaker US dollar. Cash tax payments for the period were £87m, a decrease of £13m compared with the corresponding period last year reflecting lower profits in North America, combined with one-off tax refunds. Adjusted Free Cash Flow Conversion was 80.0%, in line with guidance.

Cash spend on current and prior year acquisitions was £172m, dividend payments were £229m and the cash impact of one-off and adjusting items was £77m, largely related to Terminix integration costs.

Regional performance review
North America
	2024 AER £m	AER Growth	2024 CER £m	CER Growth	Organic Growth
Revenue	3,260	-1.4%	3,347	1.3%	1.5%
Operating Profit	418	-14.5%	430	-12.2%
Adjusted Operating Profit	558	-9.5%	573	-7.1%
Adjusted Operating Margin	17.1%	-1.6%	17.1%	-1.6%

Organic Growth	Q1	Q2	Q3	Q4	Full Year
North America	1.5%	1.0%	1.4%	2.3%	1.5%
North America Pest Control	1.5%	0.7%	1.4%	2.6%	1.5%
North America Pest Control Services	1.0%	1.5%	1.4%	1.5%	1.4%

North America includes Pest Control and Hygiene & Wellbeing.

North America Pest Services is Pest Control excluding products/distribution, brand standards, lake and vector.

2024 Performance

Full year Revenue was up 1.3%, with Organic Revenue up 1.5%. There was an improved end to the year with a 90bps quarter-on-quarter gain in regional Organic Revenue growth in Q4 (1.4% in Q3, 2.3% in Q4), resulting in H2 Organic Revenue growth of 1.8%, ahead of revised guidance of c.1%.

Adjusted Operating Profit of £573m, down 7.1%, reflects the combined impact of below plan expectation revenue growth and from significant in year cost investments to drive revenue. Consequently, despite continued good price realisation, Adjusted Operating Margin in North America declined to 17.1%. Operating Profit was £418m at AER.

We are seeing ongoing success with our recruiting, training and retention initiatives. Total North America colleague retention increased to 79.4% (FY 23: 75.2%), driven by improvement in frontline technician roles (+4.3ppts to 76.0%) and sales roles (+6.4ppts to 72.8%), and in both new colleagues (0-12 months) and longer tenured (> 1yr) colleagues. As a result of the improvement in new colleague retention, we have 100 more sellers entering 2025 in their second year versus their first year of sales in 2024. Since the date of acquisition, retention at Terminix has grown from 62.4% to 76.3%, an increase of 13.9ppts. Total customer retention in North America increased to 80.1% (FY 23: 79.5%). Following incremental improvement through the year, there was a positive step change into year end with the three best months of customer retention all recorded in Q4, each above 81%. Customer satisfaction was also positive, with an improved overall Net Promoter Score of +53.3.

North American bolt-on M&A programme continued, with the purchase of 13 businesses with combined revenues of c.£69m in the year prior to purchase. We continue to selectively pursue high quality M&A assets in the North America region.

There was further progress on legacy termite warranty obligations, with total open warranty claims reducing by 20% on the prior year and by 72% since 2019. Total pending litigated cases reduced by 41% in 2024 as the Company continues to resolve legacy claims.

Right Way 2: Our 2024 Plan to drive Enhanced Organic Growth

Through the year we have been optimising processes to increase overall lead volume and improve lead quality. In March 2024, we launched the new ‘Terminix It’ brand marketing campaign aimed at increasing awareness of our Terminix brand and strengthening our top of funnel marketing. This delivered a noticeable improvement in brand favourability – with unaided Terminix brand awareness at its highest level since 2021. A key focus in 2024 has been digital marketing, given the significance of the digital channel for new customer acquisition in the residential and termite pest control markets. We are particularly focused on our organic lead capability, including enhancing the content on our websites to align with AI-generated search answers, in order to improve our search engine ranking over time. However, there is still significant work to be done to improve our lead generation.

We’ve made strong progress in securing five-star reviews from our customers, which recognise high service levels and serve as a critical component of Internet search visibility. Five-star reviews for Terminix increased by 150% in the year to 44,000. In parallel, we have augmented our paid search strategies to generate higher quality leads. This includes refining our bidding strategy for critical search terms.

We have leveraged technician leads through our Trusted Advisor programme, creating a complementary stream of lead generation. We continue to enhance our approach with better data reporting, increased focus at a branch management level and training for all new technicians as part of their on-boarding. The participation rate for the Trusted Advisor programme increased from 40% at the start of the year to 50% among Terminix technicians, and from c.57% to c.73% among Rentokil technicians.

In 2025, we will deploy enhanced customer segmentation to effectively leverage media channels and will integrate service demand forecasting by location into our customer targeting. Once the sales team has sold the lead, it is important that the technician completes the work order quickly. We delivered consistent work order completion rates in 2024 of c.97%, and in 2025 are aiming to reach 98%.

We will continue to focus heavily on organic lead generation, as well as improve our sales conversion and overall sales effectiveness, which will take time to fully materialise. We invested significant additional sales and marketing resources in 2024, which will continue into 2025. We believe we have invested sufficient new resources to drive the enhanced level of organic growth we are targeting, and during 2025 we will continue to monitor and scrutinise the effectiveness of the 2024 investments, and where appropriate reprioritise them to higher return activities, to optimise the return opportunity on that investment.

2024 IT Systems Migration

The IT systems integration has proceeded to plan. Prior to the integration period, the region had highly fragmented IT infrastructure with more than 70 systems and multiple vendors. We now have a single back office IT set-up in place, and ‘Best of Breed’ branch systems have been selected and are being delivered.

We harmonised the multiple business processes in H1, and in H2 started branch systems and data migration. 58 branches, 987 service technicians, and $373 million in revenue were successfully transitioned onto the unified Rentokil-Terminix systems platform. Including the heritage Rentokil network a total of over 250 branches in North America now operate on our end-state IT systems suite. The migration has increased the percentage of service technicians using PestPac and the ServiceTrak app from c.40% at the start of the year to c.49% by year-end. A structured approach ensures continued progress and alignment with our strategic goals.

Employee feedback on the process to date has been positive, highlighting the effectiveness of pre-migration preparation, training, communication, and go-live support.

2024 Technician Rerouting and New Pay Plan Piloting

In Q4 2024 we commenced technician rerouting and piloting of our new sales and service pay plans, initially covering nine branches encompassing over 250 technicians and c.40 sales colleagues. These rerouting and pay plans revision efforts were executed to plan with minimal disruption to operations. At these locations customer retention has increased on pre-migration levels. Colleague retention has also remained strong, in line with pre-migration levels. The second branch cluster of 41 branches with 1,000 technicians, has also recently completed. This means that around 15 per cent of the Terminix branch network has now been fully integrated.

Q1 2025 Terminix Integration review

As announced in October 2024, during the first quarter of 2025 we have been reviewing the progress made to date with the integration and the priorities for its next phase. The review has helped us to enhance our Right Way 2 growth plan with respect to both our brand and branch strategies and our customer retention and customer experience strategy, and to review the best way to monitor ongoing cost saving opportunities.

The full branch integration process is planned to restart in early H2 2025.

Enhancing Customer Retention and Customer Experience Strategy

Our customer retention rates have been stable to slightly improved through the course of the year. In 2024, we strengthened our account management teams, added new senior customer experience experts and 40 new Customer Save team members, and instated new retention strategies ranging from the acquisition of more retainable customers and improving the first-year experience through to minimising technician rotation and optimising complaints management. We are also increasing our use of data to better understand and seek to address the drivers of customer retention and churn.

Optimising Brand strategy: Our revised branding strategy will see the maintenance of a national focus for the Rentokil and Terminix brands. However, there will be an additional focus on our well-known regional brands, rather than merging them over time with Terminix, giving us 9 regional core brands. Smaller local brands will be co-branded or merged. This will allow us to optimise the return opportunity we generate from our advertising spend and increase the overall share of voice of our brands.

Optimising Branch strategy: In Q4 2024 we commenced the piloting of satellite branches. Ten sites in key metro areas were active as at the end of 2024, and we currently have 22 in operation. These smaller branches are fully branded and operational but have a low cost to operate. They serve as localised hubs with active facilities, staffed with sales, administrative, and customer support teams.

While the pilot is still not complete, initial findings are positive, driving digital leads and being recognised by search engines as local points of presence that increase our digital footprint. Subject to continued progress with this pilot, we believe a branch network combining larger, traditional sites and smaller satellites will serve us well. Based on our current branch network and mapping of an optimal footprint for lead generation, we currently estimate that by the end of 2026 we will have a network of over 500 branches, including satellite branches, versus our previous target of 400. In addition, we have over 100 franchised owned and operated Terminix branches in the US.

A portion of current investment deployed during 2024 but not driving optimal effectiveness and efficiency will be redirected to our enlarged brand and branch strategies.

Cost savings and margin opportunity

We continued to achieve cost synergies in 2024, whilst also continuing our significant investments behind salary and benefit harmonisation, safety, innovation and IT, and we saw another year of inflation in the cost base.

During 2024 we made significant in-year sales and marketing investments focused on driving revenue, including behind brand awareness, lead generation and sales infrastructure. A portion of the investment behind these opportunities is not driving optimal effectiveness and efficiency and in 2025 will be redirected to fund the new strategies we will be deploying in respect of our enhanced brand strategy and our enlarged branch strategy.

During 2025 we expect further inflation but do not anticipate the need for additional investments over those which were made in 2024.

Three years post the acquisition announcement of Terminix, and going forward we will not report separately on net synergy delivery. Disaggregating investments and inflationary cost increases from synergistic cost savings over multiple years is now overly subjective.

We remain confident that, from the end of 2026, when we expect integration to be complete, significant operational cost savings will be achieved, in line with initial expectations of gross synergies. Branch integration and improved route density will significantly improve technician efficiency. The post 2026 cost reduction is estimated as a $100m reduction from the 2024 spend level.

From 2027, we expect that delivery of these cost savings, together with an improved organic growth rate post integration, will allow the North American business to achieve operating profit margins above 20%. We are retiring the previous Group Adjusted Operating Margin target of greater than 19% by 2026.

Total one-time integration costs to achieve (cash and non-cash) from the start of the integration to the end of 2024 were $248m. The total remaining one-time costs to achieve in 2025 to 2026 are expected to be c.$100m.

The North America leadership team has been significantly strengthened with recent appointments:

Alain Moffroid, Interim North America CEO, appointed Feb 2025. Alain was appointed to the role in Q1 2025 after the announced departure of Brad Paulsen. Alain is a highly experienced leader in the Company with twelve years’ experience leading residential and commercial pest control businesses, together with 23 years with Unilever in senior leadership roles. As Group Chief Commercial Officer Alain has been working closely with the North American business on delivering their strategy focused on customer experience and retention, digital and innovation programmes.

Aaron Coley, Chief Financial Officer, joined Dec 2024. Aaron brings over 25 years of financial experience to the role, including 14 years as CFO for companies at various stages of transition. Most recently, he served as CFO for a transportation and logistics company listed on Nasdaq.

International
	2024 AER £m	AER Growth	2024 CER £m	CER Growth	Organic Growth
Revenue	2,165	5.1%	2,229	8.2%	4.7%
Operating Profit	339	-1.9%	346	+0.2%
Adjusted Operating Profit	420	2.9%	432	5.7%
Adjusted Operating Margin	19.4%	-0.4%	19.3%	-0.5%

Organic Growth	Q1	Q2	Q3	Q4	Full Year
International	5.6%	4.9%	4.5%	4.1%	4.7%

Europe (incl. LATAM)
	2024 AER £m	AER Growth	2024 CER £m	CER Growth	Organic Growth
Revenue	1,114	3.1%	1,152	6.5%	5.0%
Operating Profit	170	-6.2%	175	-3.9%
Adjusted Operating Profit	219	1.8%	226	5.0%
Adjusted Operating Margin	19.6%	-0.3%	19.6%	-0.3%

Organic Growth	Q1	Q2	Q3	Q4	Full Year
Europe (incl. LATAM)	6.2%	5.3%	4.9%	4.0%	5.0%

The region enjoyed another good performance in 2024, driven by both volume and pricing, and with a strong contribution from Pest Control and Workwear. Revenue grew by 6.5% to £1,152m (5.0% Organic). Revenue growth in Pest Control was 6.6%, supported by key markets including Germany, Benelux, Spain and Italy. Hygiene & Wellbeing grew Revenue by 5.9% with softer performance in Dental offset by strength in Specialist Hygiene and Ambius where we continue to see significant opportunity. France Workwear delivered another excellent year with Revenue up 7.1%.

Adjusted Operating Profit in the region grew by 5.0% to £226m, benefiting from pricing discipline. Adjusted Operating Margin was down by 30bps to 19.6%. In Europe, margin was stable, however there was a margin reduction in LATAM, where adverse weather impacted the shipping fumigation business. Operating Profit reduced by 6.2% to £170m at AER. Customer retention has remained strong at 88.3% (FY 23: 88.4%.) A focus on sales retention, including recruitment, onboarding and early days retention led to best-in-class colleague retention rates of 90.4% (FY 23: 90.4%).

In Europe and LATAM, 12 business acquisitions (9 in Europe and 3 in LATAM) were completed in total with revenues of £20m in the year prior to purchase.

UK & Sub-Saharan Africa
	2024 AER £m	AER Growth	2024 CER £m	CER Growth	Organic Growth
Revenue	435	11.5%	437	12.0%	4.3%
Operating Profit	99	17.8%	100	18.2%
Adjusted Operating Profit	100	6.7%	101	7.0%
Adjusted Operating Margin	23.1%	-1.0%	23.0%	-1.1%

Organic Growth	Q1	Q2	Q3	Q4	Full Year
UK & Sub-Saharan Africa	4.1%	6.1%	4.2%	2.9%	4.3%

Revenue for the region increased by 12.0% (4.3% Organic), with Pest Control Revenue growth of 5.5% and Hygiene & Wellbeing Revenue growth of 18.5%.

Regional Adjusted Operating Profit increased by 7.0% to £101m. Operating Profit was up 17.8% to £99m at AER. Adjusted Operating Margin decreased by 110bps to 23.0%, impacted largely by the acquisition of the lower margin specialist hygiene company DCUK. The region delivered a price performance that mitigated cost increases, alongside a consistently strong customer service environment. Customer retention for the full year was roughly stable at 86.0% (FY 23: 86.9%). Colleague retention was up strongly to 86.8% (FY 23: 83.3%).

2024 was the UK’s biggest ever year for innovations. 39 solutions in total were launched, ranging from new additions to our suite of smart monitoring devices and non-toxic wasp traps through to new air scenting products with patented technology.

Two business acquisitions were completed (both within the UK) with revenues of £31m in the year prior to purchase.

Asia & MENAT
	2024 AER £m	AER Growth	2024 CER £m	CER Growth	Organic Growth
Revenue	354	4.2%	368	8.4%	5.4%
Operating Profit	24	-26.9%	25	-23.2%
Adjusted Operating Profit	46	1.0%	48	4.9%
Adjusted Operating Margin	12.9%	-0.4%	12.9%	-0.4%

Organic Growth	Q1	Q2	Q3	Q4	Full Year
Asia & MENAT	4.3%	5.2%	6.5%	5.5%	5.4%

Revenue rose by 8.4%, of which 5.4% was Organic. Pricing was complemented with volume growth, as markets overall remained structurally supportive. The performance was led by India and Indonesia, which both sustained high single-digit organic growth. In India, good progress was made in integrating the pest control company Hi-Care, acquired in the first half of the year. In MENAT, regional conflict held back the final quarter performance in the Lebanon market, but we are seeing a prompt recovery.

Adjusted Operating Profit in Asia & MENAT increased 4.9% to £48m and Adjusted Operating Margin was down 40bps to 12.9% as a result of additional growth investment. Operating Profit decreased by 26.9% to £24m at AER. Customer retention increased to 80.7% (FY 23: 78.7%). Regional operations have benefited from an increased colleague retention rate of 93.3% (FY 23: 92.0%). The region acquired five businesses with total revenues in the year prior to purchase of £12m.

Pacific
	2024 AER £m	AER Growth	2024 CER £m	CER Growth	Organic Growth
Revenue	262	5.3%	272	9.3%	3.2%
Operating Profit	45	-3.3%	47	0.4%
Adjusted Operating Profit	55	2.5%	57	6.4%
Adjusted Operating Margin	21.1%	-0.6%	21.1%	-0.6%

Organic Growth	Q1	Q2	Q3	Q4	Full Year
Pacific	7.3%	1.2%	0.6%	4.2%	3.2%

Revenue increased by 9.3% to £272m, with Organic Revenue growth of 3.2%. Pest Control revenue growth was 12.4%, driven by sustained momentum in both contract and jobbing work, despite weather related challenges affecting rural and trackspray operations during the year. Hygiene & Wellbeing revenue grew by 6.2%, with strong demand for Ambius’ services continuing. Adjusted Operating Profit in the Pacific was up by 6.4% to £57m, with an Adjusted Operating Margin of 21.1%. Operating Profit decreased by 3.3% to £45m at AER. Customer retention remained strong at 86.6% (FY23: 86.5%), while colleague retention improved to 80.2% (FY23: 77.5%), with positive momentum observed in the second half of the year. The region acquired four businesses with total revenues in the year prior to purchase of £8m.

Category performance review
Pest Control
	2024 AER £m	AER Growth	2024 CER £m	CER Growth	Organic Growth
Revenue	4,287	0.1%	4,408	2.9%	2.5%
Operating Profit	560	-13.7%	573	-11.6%
Adjusted Operating Profit	773	-6.7%	794	-4.2%
Adjusted Operating Margin	18.0%	-1.3%	18.0%	-1.3%

Organic Growth	Q1	Q2	Q3	Q4	Full Year
Pest Control	2.7%	1.7%	2.3%	3.3%	2.5%

Our Pest Control business is the largest operator in both the US, the world’s biggest pest control market, and the world, with a presence in 88 countries. The business sustained growth in the year, underpinned by the critical nature of its services and with a strong contribution from the International business. Overall Revenue was up by 2.9% (2.5% Organic) to £4,408m. Organic Revenue growth in the International business of 5.3%, in line with our medium-term range for Pest Control of between 4.5-6.5%, offset more modest North America Organic Revenue growth of 1.5%. There was a drag from the North America business on Adjusted Operating Profit, down by 4.2% to £794m, resulting in an Adjusted Operating Margin for the Pest Control category of 18.0%. Operating Profit decreased by 13.7% to £560m at AER. Pest Control represented 79% of Group Revenue and 79% of Group Adjusted Operating Profit.

We acquired 24 pest control businesses in the period, with revenues in the year prior to acquisition of £90m.

Hygiene & Wellbeing

	2024 AER £m	AER Growth	2024 CER £m	CER Growth	Organic Growth
Revenue	908	5.7%	931	8.4%	3.1%
Operating Profit	157	5.4%	161	8.0%
Adjusted Operating Profit	164	4.2%	169	6.8%
Adjusted Operating Margin	18.1%	-0.3%	18.1%	-0.3%

Organic Growth	Q1	Q2	Q3	Q4	Full Year
Hygiene & Wellbeing	3.8%	5.0%	2.9%	1.0%	3.1%

Rentokil Initial offers a wide range of hygiene and wellbeing services. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. In addition to core washroom hygiene, we deliver specialist hygiene services such as clinical waste management. We’re also improving the customer experience through premium scenting, plants, air quality monitoring and green walls.

Hygiene & Wellbeing Revenue increased by 8.4% to £931m. Organic Revenue growth was 3.1%, Q4 organic growth was held back by 190bps quarter on quarter owing to strong prior year comparatives from large projects in Ambius North America and Covid-related credits in the UK. We see the main opportunities for future growth in our Hygiene & Wellbeing category as being core washrooms, premises hygiene, including air care, and enhanced environments. In 2024, Organic Revenue growth in core washrooms was 3.1%, while organic growth in premises and enhanced environments was 3.7%. Adjusted Operating Profit was up by 6.8% to £169m, with Adjusted Operating Margin down 30bps to 18.1%. Operating Profit was up 5.4% to £157m at AER. For FY24, Hygiene & Wellbeing represented 17% of Group Revenue and 17% of Group Adjusted Operating Profit.

We acquired 12 Hygiene and Wellbeing companies with revenues of c.£50m in the year prior to purchase.

France Workwear
	2024 AER £m	AER Growth	2024 CER £m	CER Growth	Organic Growth
Revenue	230	4.3%	237	7.1%	7.1%
Operating Profit	41	9.0%	42	12.0%
Adjusted Operating Profit	41	5.7%	42	8.6%
Adjusted Operating Margin	17.7%	+0.2%	17.7%	+0.2%

Organic Growth	Q1	Q2	Q3	Q4	Full Year
France Workwear	7.7%	7.4%	7.4%	6.1%	7.1%

Strong new business sales performance, including account gains and upselling, resulted in another strong contribution from our France Workwear business where Revenue rose by 7.1% to £237m, all from organic growth. Inflation was successfully mitigated with price increases. Adjusted Operating Profit growth increased by 8.6%. Operating Profit was up 9.0% to £41m at AER. The business has benefited from continued strong colleague retention rates.

Continued strength of Bolt-on M&A

We acquired 36 new businesses, comprising 24 in Pest Control and 12 in Hygiene & Wellbeing for a total consideration of £182m, with total revenues of £140m in the year prior to purchase. We added 13 new businesses in North America during the period with £69m revenues acquired, 12 deals in Europe inc. LATAM (revenues of £20m in the year prior to purchase), two deals in the UK &SSA region (revenues of £31m in the year prior to purchase), five deals in Asia and MENAT (revenues of £12m in the year prior to purchase) and 4 deals in the Pacific region (revenues of £8m in the year prior to purchase).

M&A remains central to our strategy for growth. We will continue to seek attractive bolt-on deals, both in Pest Control and Hygiene & Wellbeing, to build density in existing and new markets. Our pipeline of prospects remains strong and our current guidance on spend on M&A for FY 25 is c.$250m.

Employer of Choice (EOC)

Rentokil Initial is committed to being a world-class Employer of Choice, with colleague safety and the attraction, recruitment and retention of the best people from the widest possible pool of talent, being key business objectives globally.

In 2024, colleague retention increased globally by 2.4ppts to 86.6%. Total service technician retention for the Group was up 2.4ppts to 85.6%, while total sales colleague retention was up 4.6ppt to 82.0%. All Regions except Europe improved retention year on year, led by Asia at 93.3%. Europe nevertheless also continued to record a world class retention rate at 92.3%. Our North American region increased colleague retention by 4.2ppts. This has been achieved through a wide-ranging programme including: the launch of a retention dashboard and manager training; monitoring for potential issues before escalation; additional mentoring resources; and an enhanced new hire and onboarding experience.

Innovation and Technology

We lead our industry in the use of digital technologies in pest control, and we are continuing to build upon this competitive advantage. Our smart technology is providing more remote monitoring solutions and increased transparency of data.

The digital Pest agenda moved further forward in 2024. An additional 127,000 PestConnect devices, which offer 24/7 monitoring, were installed in customers’ premises, and we now have a total of 500,000 devices installed. We have 13 countries where connected devices now account for more than 10% of the commercial portfolio. In the UK, PestConnect accounts for c.20% of the Company’s commercial pest control contracted revenue. We continue to roll out smarter solutions. Our new PestConnect Optix utilises AI and camera technology to identify individual rodents. It’s available in the UK with deployments in the Netherlands, France, Spain and the Middle East underway.

In the year, North America also saw the launch of our proprietary EcoCatch fly control solution for commercial customers, as well as the continued rollout of our Lumnia LED flying insect control range.

Financial review
Central and regional overheads

Central and regional overheads of £138m (£137m at AER) were up £17m at CER (£16m at AER) on the prior year (FY 23: £121m at CER and AER) predominantly as a result of inflationary increases and increased IT investment.

Restructuring costs

With the exception of integration costs for significant acquisitions, the Company reports restructuring costs within Adjusted Operating Profit. Costs associated with significant acquisitions are reported as one-off and adjusting items and excluded from Adjusted Operating Profit. Restructuring costs of £7m (at CER and AER) were in line with the prior year (FY 23: £7m at CER and AER). They consisted mainly of costs in respect of initiatives focused on our North American transformation programme.

Interest (at AER)

Adjusted interest of £138m at actual exchange rates includes £98m of annualised interest charges relating to financing of the Terminix transaction, £24m of lease interest charges and a £46m offsetting reduction from the impacts of hyperinflation and net interest received. In the year, hyperinflation of £7m at AER was £4m lower than the prior year (FY 23: £11m) due to devaluation of the Argentinian peso. Cash interest in FY 24 was £144m (FY 23: £166m) reflecting higher interest rates on investment income and lower swaps payments due to a weaker US dollar.

In Appendix 1 we have shown a summary P&L interest table demonstrating how the components of our financing drive interest costs and incomes and the expected range for 2025 at average exchange rates. Changes in variable interest rates, exchange rates and CPI rates in hyper-inflationary economies during 2025 will impact the reporting of interest costs for 2025.

Tax

The income tax charge for the period at actual exchange rates was £98m on the reported profit before tax of £405m, giving an effective tax rate (ETR) of 24.2% (FY 23: 22.7%). The Group’s ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for FY 24 was 23.8% (FY 23: 23.8%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (FY 23: 25.1%).

Net debt and cash flow

	Year to Date
£m at actual exchange rates	2023 FY £m	2023 FY £m	Change £m
Adjusted Operating Profit	834	898	(64)
Depreciation	308	300	8
Other	35	30	5
Adjusted EBITDA	1,177	1,228	(51)
One-off and adjusting items (non-cash)	(15)	(11)	(4)
Working capital	(105)	(47)	(58)
Movement on provisions	(60)	(56)	(4)
Capex – additions	(215)	(211)	(4)
Capex – disposals	4	14	(10)
Capital of lease payments and initial direct costs incurred	(145)	(151)	6
Interest	(144)	(166)	22
Tax	(87)	(100)	13
Free Cash Flow	410	500	(90)
Acquisitions	(172)	(242)	70
Disposal of companies and businesses	–	19	(19)
Dividends	(229)	(201)	(28)
Cash impact of one-off and adjusting items	(77)	(107)	30
Other	–	(6)	6
Debt related cash flows
Cash outflow on settlement of debt related foreign exchange forward contracts	(9)	(3)	(6)
Net investment in term deposits	(1)	–	(1)
Debt repayments	(369)	–	(369)
Debt related cash flows	(379)	(3)	(376)

Net decrease in cash and cash equivalents	(447)	(40)	(407)
Cash and cash equivalents at the beginning of the year	832	879	(47)
Exchange losses on cash and cash equivalents	(13)	(7)	(6)
Cash and cash equivalents at end of the financial year	372	832	(460)
Net decrease in cash and cash equivalents	(447)	(40)	(407)
Debt related cash flows	379	3	376
IFRS 16 liability movement	4	3	1
Debt acquired	(9)	(1)	(8)
Bond interest accrual	(2)	(1)	(1)
Foreign exchange translation and other items	13	169	(156)
(Increase)/decrease in net debt	(62)	133	(195)
Opening net debt	(3,146)	(3,279)	133
Closing net debt	(3,208)	(3,146)	(62)

Funding
As at 31 December 2024, the Group had liquidity headroom of £1,196m, including £799m ($1bn) of undrawn revolving credit facility, with a maturity date of October 2028 and £40m ($50m) term loan facility maturing May 2025. The net debt to EBITDA ratio was 2.9x at 31 December 2024 (31 December 2023: 2.8x). The net debt to Adjusted EBITDA ratio was 2.7x at 31 December 2024 (31 December 2023: 2.6x)

Dividend
The Board is recommending a final dividend in respect of 2024 of 5.93p per share, payable to shareholders on the register at the close of business on 4 April 2025, to be paid on 14 May 2025. This equates to a full-year dividend of 9.09p per share, up 4.7% year on year, in line with the Company’s progressive dividend policy. The last day for DRIP elections is 22 April 2025.

Technical guidance update for FY 25
As the Group is moving to US Dollar reporting from 1 January 2025, technical guidance is provided in the new reporting currency..

P&L
●	Restructuring costs: $10m; and One offs and Adjusting items excl. Terminix: c.$15m
●	Terminix integration Costs to Achieve*: c.$55-65m
●	P&L adjusted interest costs: c.$190m-$200m, incl. $5m-$10m of hyperinflation (at AER)
●	Estimated Adjusted Effective Tax Rate: 25%-26%
●	Share of Profits from Associates: c.$8m-$10m
●	Impact of FX within range of c.-$10 to -$20m**
●	Intangibles amortisation: $190m-$200m

Cash
●	One-off and adjusting items: c.$70m-$80m
●	Working Capital: c.$75m-$85m outflow and provision payments of $80m-$90m
●	Capex excluding right of use (ROU) asset lease payments: $300m-$310m
●	Cash interest: c.$185m-$195m
●	Cash tax payments: $140m-$150m
●	Anticipated spend on M&A in 2025 of c.$250m

* Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBTA;

** Based on maintenance of current FX rates

Appendix 1 – Adjusted Interest1
	Amount ’m	Rate	Fixed/Floating	2024 AER £m	2025 AER $m
Bonds and swaps
EUR	400	0.95%	Fixed	–	–
EUR	600	0.88%	Fixed	–	–
EUR	600	0.50%	Fixed	–	–
EUR	850	3.88%	Fixed	15	19
EUR	600	4.38%	Fixed	24	29
GBP	400	5.00%	Fixed	20	26
Amortised Cost			Fixed	2	2
Swaps		3.53% (avg)	Fixed	44	43
Total	1,850			105	119
Term Loan
USD	700	5%-6%	Float	32	10

Lease Interest			Float	25	33
Other Interest			Float	19	49
Total Other				44	82

Finance Cost2				181	212

Interest received				(36)	(13)
Hyper-Inflation				(7)	(6)
Finance Income3				(43)	(19)

Adjusted Interest				138	193

Adjusting items
Amortisation of discount on legacy provisions2				10	13
Gain on hedge accounting recognised in finance income/cost3				3	–

2024 average FX rate for £/€: 1.1818 and £/$: 1.2773

1. For a full reconciliation of statutory interest measures to adjusted interest, please see non-IFRS measures section on page 16-22 below

2. 2024 Finance Costs totalled £197m. See note C8

3. 2024 Finance Income totalled £(46)m See note C9.

Use of Non-IFRS Measures

Reconciliation of non-IFRS measures to the nearest IFRS measure
The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not measures as defined under IFRS, but management believes that these measures provide valuable additional information for users of the Financial Statements, in order to better understand the underlying trading performance in the year from activities that will contribute to future performance. The Group’s internal strategic planning process is also based on these measures and they are used for management incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures. Other companies may use similarly labelled measures which are calculated differently from the way the Group calculates them, which limits their usefulness as comparative measures. Accordingly, investors should not place undue reliance on these non-IFRS measures.

The following sets out an explanation and the reconciliation to the nearest IFRS measure for each non-IFRS measure.

Constant exchange rates (CER)
Given the international nature of the Group’s operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the presentation currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates. CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. It is used to give management and other users of the accounts clearer comparability of underlying trading performance against the prior period by removing the effects of changes in foreign exchange rates. The major exchange rates used for 2024 are £/$ 1.2773 (2023: 1.2441) and £/€ 1.1818 (2023: 1.1503). Comparisons are with the year ended 31 December 2023 unless otherwise stated.

Organic Revenue Growth
Acquisitions are a core part of the Group’s growth strategy. The Organic Revenue Growth measures (absolute and percentage) are used to help investors and management understand the underlying performance, positive or negative, of the business, by identifying Organic Revenue Growth excluding the impact of Acquired Revenue. This approach isolates changes in performance of the Group that take place under the Company’s stewardship, whether favourable or unfavourable, and thereby reflects the potential benefits and risks associated with owning and managing a professional services business.

Organic Revenue Growth is calculated based on year-over-year revenue growth at CER to eliminate the effects of movements in foreign exchange rates.

Acquired Revenue represents a 12-month estimate of the increase in Group revenue from each business acquired. Acquired Revenue is calculated as: (a) the revenue from the acquisition date to the year end in the year of acquisition in line with IFRS 3; and (b) the pre-acquisition revenues from 1 January up to the acquisition date in the year of acquisition. The pre-acquisition revenue is based on the previously reported revenues of the acquired entity and is considered to be an estimate.

In the year a business is acquired, all of its revenue reported under (a) above is classified as non-organic growth. In the subsequent first full financial year after acquisition, Organic Revenue Growth is calculated for each acquisition as the reported revenue less Acquired Revenue.

At a Group level, calculating Organic Revenue Growth therefore involves isolating and excluding from the total year-over-year revenue change: (i) the impacts from foreign exchange rate changes; (ii) the growth in revenues that have resulted from completed acquisitions in the current period; and (iii) the estimate of pre-acquisition revenues from each business acquired. The sum of (ii) and (iii) is equal to the total Acquired Revenues for all acquisitions. The calculated Organic Revenue is expressed as a percentage of prior year revenue. Prior year revenue is not ‘pro-forma’ adjusted in the calculation, as any such estimated adjustments would have an immaterial impact.

If an acquisition is considered to be a material transaction, such as the Terminix acquisition in October 2022, the above calculation is amended in order to give a ‘pro-forma’ view of any Organic Revenue Growth for the full financial year in the year of acquisition, as if the acquisition had been part of the Group from the beginning of the prior year. The pro-forma calculation is completed using pre-acquisition revenues to normalise current and prior periods as shown in the table below. These revenue normalisations are considered estimates, and ensure that the potentially larger Organic Revenue Growth is measured over a denominator that includes the material acquisition. The same adjustments are made to our North America and Pest Control segment revenues for 2023 as a result of the material Terminix acquisition.

While management believes that the methodology used in the calculation of Organic Revenue is representative of the performance of the Group, the calculations may not be comparable with similarly labelled measures presented by other publicly traded companies in similar or other industries.

	North America £m	Europe (incl. LATAM) £m	UK & Sub- Saharan Africa £m	Asia & MENAT £m	Pacific £m	Central and regional £m	Total £m
2023 Revenue	3,306	1,081	390	339	249	10	5,375
2023 Revenue from closed business1	(45)	–	–	–	–	–	(45)
Normalised 2023 Revenue – base for Organic Revenue Growth percentage	3,261	1,081	390	339	249	10	5,330
Revenue from 2024 acquisitions (at 2023 CER)²	22	10	24	8	4	–	68
Revenue from 2023 acquisitions (at 2023 CER)³	15	5	6	2	11	–	39
Organic Revenue Growth 2024 (at 2023 CER)4	49	56	17	19	8	1	150
2024 Exchange differences	(87)	(38)	(2)	(14)	(10)	–	(151)
2024 Revenue (at AER)	3,260	1,114	435	354	262	11	5,436
Organic Revenue Growth %	1.5%	5.0%	4.3%	5.4%	3.2%	7.8%	2.8%

1. The adjustment removes revenue from 1 April 2023 to 31 December 2023 from the Paragon distribution business closed with effect from 1 April 2024.

2. Revenue from completed acquisitions in the current period.

3. Revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group’s ownership.

4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 31 December 2023.

	North America £m	Europe (incl. LATAM) £m	UK & Sub- Saharan Africa £m	Asia& MENAT £m	Pacific £m	Central and regional £m	Total £m
2022 Revenue	1,849	941	365	321	227	11	3,714
Adjustment for Terminix pre-acquisition 2022 Revenue¹	1,310	23	–	–	–	–	1,333
Normalised 2022 Revenue – base for Organic Revenue Growth percentage	3,159	964	365	321	227	11	5,047
Revenue from 2023 acquisitions (at 2022 CER)²	33	7	15	6	14	–	75
Revenue from 2022 acquisitions (at 2022 CER)³	25	27	1	7	4	–	64
Organic Revenue Growth 2023 (at 2022 CER)4	97	80	13	23	16	(1)	228
2023 Exchange differences	(8)	3	(4)	(18)	(12)	–	(39)
2023 Revenue (at AER)	3,306	1,081	390	339	249	10	5,375
Organic Revenue Growth %	3.0%	8.3%	3.4%	7.1%	6.8%	(4.4)%	4.5%

1. The adjustment brings in 2022 pre-acquisition revenue back to the first day of the prior financial period for the acquired Terminix entities.

2. Revenue from completed acquisitions in the current period.

3. Revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group’s ownership.

4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 31 December 2022.

Adjusted expenses and profit measures
Adjusted expenses and profit measures are used to give investors and management a further understanding of the underlying profitability of the business over time by stripping out income and expenses that can distort results due to their size and nature. Adjusted profit measures are calculated by adding the following items back to the equivalent IFRS profit measure:

●	amortisation and impairment of intangible assets (excluding computer software);
●	one-off and adjusting items; and
●	net interest adjustments.

Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories (see table on page 31).

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy environmental and legacy termite liabilities, and payments or receipts as a result of legal disputes. An analysis of one-off and adjusting items is set out below.

Net interest adjustments are other non-cash, or one-off and adjusting accounting gains and losses, that can cause material fluctuations and distort understanding of the performance of the business, such as amortisation of discount on legacy provisions and gains and losses on hedge accounting.

Adjusted expenses are one-off and adjusting items, and Adjusted Interest. Adjusted profit measures used are Adjusted Operating Profit, Adjusted Profit Before and After Tax, and Adjusted EBITDA. Adjusted Earnings Per Share is also reported, derived from Adjusted Profit After Tax.

One-off and adjusting items
An analysis of one-off and adjusting items is set out below.

	One-off and adjusting items cost/(income) £m	One-off and adjusting items tax impact £m	One-off and adjusting items cash (outflow)/inflow £m
2022
Acquisition and integration costs	5	(2)	(13)
Fees relating to Terminix acquisition	68	(4)	(38)
Terminix integration costs	62	(14)	(32)
UK pension scheme – return of surplus	–	–	22
Other	1	–	2
Total	136	(20)	(59)
2023
Acquisition and integration costs	13	(2)	(13)
Fees relating to Terminix acquisition	1	–	(25)
Terminix integration costs	81	(21)	(74)
Other	3	(1)	5
Total	98	(24)	(107)
2024
Acquisition and integration costs	9	(3)	(15)
Terminix integration costs	59	(15)	(60)
Other	18	(5)	(2)
Total	86	(23)	(77)

Adjusted Interest
Adjusted Interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy provisions, and foreign exchange and hedge accounting ineffectiveness).

	2024 AER £m	2023 AER £m
Finance cost	197	189
Finance income	(46)	(48)
Add back:
Amortisation of discount on legacy provisions	(10)	(11)
Foreign exchange and hedge accounting ineffectiveness	(3)	11
Adjusted Interest	138	141

Adjusted Operating Profit
Adjusted Operating Profit is calculated by adding back one-off and adjusting items, and amortisation and impairment of intangible assets to operating profit.

	2024 £m	2023 £m
Operating profit	549	625
Add back:
One-off and adjusting items	86	98
Amortisation and impairment of intangible assets¹	199	175
Adjusted Operating Profit (at AER)	834	898
Effect of foreign exchange	26	–
Adjusted Operating Profit (at CER)	860	898

1. Excluding computer software.

Adjusted Profit Before and After Tax
Adjusted Profit Before Tax is calculated by adding back net interest adjustments, one-off and adjusting items, and amortisation and impairment of intangible assets to profit before tax. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets, and the tax effect on these adjustments to profit after tax.

2024
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation and impairment of intangibles1 £m	Non-IFRS measures £m
Profit before income tax	405	13	86	199	703	Adjusted Profit Before Tax
Income tax expense	(98)	(3)	(23)	(43)	(167)	Tax on Adjusted Profit
Profit for the period	307	10	63	156	536	Adjusted Profit After Tax

2023
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation andimpairment of intangibles1 £m	Non-IFRS measures £m
Profit before income tax	493	–	98	175	766	Adjusted Profit Before Tax
Income tax expense	(112)	(2)	(24)	(44)	(182)	Tax on Adjusted Profit
Profit for the period	381	(2)	74	131	584	Adjusted Profit After Tax

1. Excluding computer software.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adding back finance income, finance cost, share of profit from associates net of tax, income tax expense, depreciation, amortisation and impairment of intangible assets, and other non-cash expenses to profit for the year. Adjusted EBITDA is calculated by adding back one-off and adjusting items to EBITDA.

	2024 £m	2023 £m
Profit for the period	307	381
Add back:
Finance income	(46)	(48)
Finance cost	197	189
Share of profit from associates net of tax	(7)	(9)
Income tax expense	98	112
Depreciation	308	300
Other non-cash expenses	35	30
Amortisation and impairment of intangible assets¹	199	175
EBITDA	1,091	1,130
One-off and adjusting items	86	98
Adjusted EBITDA	1,177	1,228

1. Excluding computer software.

Adjusted Earnings Per Share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year, and is explained in Note 6 to the Financial Statements. Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue and is shown below.

For Adjusted Diluted Earnings Per Share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares are explained in Note 6 to the Financial Statements.

	2024 £m	2023 £m
Profit attributable to equity holders of the Company	307	381
Add back:
Net interest adjustments	13	–
One-off and adjusting items	86	98
Amortisation and impairment of intangibles1	199	175
Tax on above items2	(69)	(70)
Adjusted profit attributable to equity holders of the Company	536	584

Weighted average number of ordinary shares in issue (million)	2,521	2,516
Adjustment for potentially dilutive shares (million)	7	11
Weighted average number of ordinary shares for diluted earnings per share (million)	2,528	2,527

Basic Adjusted Earnings Per Share	21.25p	23.19p
Diluted Adjusted Earnings Per Share	21.19p	23.08p

1. Excluding computer software.

2. The tax effect on add-backs is as follows: one-off and adjusting items £23m (2023: £24m); amortisation and impairment of intangibles £43m (2023: £44m); and net interest adjustments £3m (2023: £2m).

Adjusted cash measures
The Group aims to generate sustainable cash flow in order to support its acquisition programme and to fund dividend payments to shareholders. Management considers that this is useful information for investors. Adjusted cash measures in use are Free Cash Flow, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion.

Free Cash Flow
Free Cash Flow is measured as net cash flows from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible assets, cash flows related to leased assets, cash flows related to one-off and adjusting items, and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. Free Cash Flow is used by management for incentive purposes and is a measure shared with and used by investors.

A reconciliation of net cash flows from operating activities in the Consolidated Cash Flow Statement to Free Cash Flow is provided in the table below.

	2024 £m	2023 £m
Net cash flows from operating activities	678	737
Purchase of property, plant and equipment	(171)	(167)
Purchase of intangible assets	(44)	(44)
Capital element of lease payments and initial direct costs incurred	(145)	(151)
Proceeds from sale of property, plant, equipment and software	4	14
Cash impact of one-off and adjusting items	77	107
Dividends received from associates	11	4
Free Cash Flow	410	500

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion
Adjusted Free Cash Flow Conversion is provided to demonstrate to investors the proportion of Adjusted Profit After Tax that is converted to cash. It is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through other comprehensive income. Product development additions are adjusted due to their variable size and non-underlying nature. Net investment hedge cash interest through other comprehensive income is adjusted because the cash relates to an item that is not recognised in Adjusted Profit After Tax.

	2024 £m	2023 £m
Free Cash Flow	410	500
Product development additions	9	10
Net investment hedge cash interest through Other Comprehensive Income	10	12
Adjusted Free Cash Flow (a)	429	522
Adjusted Profit After Tax (b)	536	584
Adjusted Free Cash Flow Conversion (a/b)	80.0%	89.4%

The nearest IFRS-based equivalent measure to Adjusted Free Cash Flow Conversion would be Cash Conversion, which is shown in the table below to provide a comparison in the calculation. Cash Conversion is calculated as net cash flows from operating activities divided by profit attributable to equity holders of the Company, expressed as a percentage. Management considers that this is useful information for investors as it gives an indication of the quality of profits, and ability of the Group to turn profits into cash flows.

	2024 £m	2023 £m
Net cash flows from operating activities (a)	678	737
Profit attributable to equity holders of the Company (b)	307	381
Cash Conversion (a/b)	221.0%	193.4%

Adjusted Effective Tax Rate (Adjusted ETR)
Adjusted Effective Tax Rate is used to show investors and management the rate of tax applied to the Group’s Adjusted Profit Before Tax. The measure is calculated by dividing Adjusted Income Tax Expense by Adjusted Profit Before Tax, expressed as a percentage.

	2024 £m	2023 £m
Income tax expense	98	112
Tax adjustments on:
Amortisation and impairment of intangible assets1	43	44
Net interest adjustments	3	2
One-off and adjusting items	23	24
Adjusted Income Tax Expense (a)	167	182
Adjusted Profit Before Tax (b)	703	766
Adjusted Effective Tax Rate (a/b)	23.8%	23.8%

1. Excluding computer software.

The Group’s effective tax rate (ETR) for 2024 on reported profit before tax was 24.2% (2023: 22.7%). The Group’s Adjusted ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items, and the net interest adjustments for 2024 was 23.8% (2023: 23.8%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (2023: 25.1%). The Group’s low tax rate in 2024 is primarily attributable to the recognition of deferred tax on losses of £9m (2023: £3m).

The Group’s tax charge and Adjusted ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December
	Notes	2024 £m	2023 £m	2022 £m
Revenue	2	5,436	5,375	3,714
Operating expenses		(4,831)	(4,711)	(3,373)
Net impairment losses on financial assets		(56)	(39)	(24)
Operating profit		549	625	317
Finance income	4	46	48	49
Finance cost	3	(197)	(189)	(79)
Share of profit from associates net of tax		7	9	9
Profit before income tax		405	493	296
Income tax expense	5	(98)	(112)	(64)
Profit for the year		307	381	232
Profit for the year attributable to:
Equity holders of the Company		307	381	232
Non-controlling interests		–	–	–
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability		–	–	2

Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		46	(352)	(232)
Net (loss)/gain on net investment hedge		(17)	109	(68)
Effective portion of changes in fair value of cash flow hedge		27	3	(6)
Cost of hedging		(5)	9	(2)
Tax related to items taken to other comprehensive income		(6)	6	11
Other comprehensive income for the year		45	(225)	(295)
Total comprehensive income for the year		352	156	(63)
Total comprehensive income for the year attributable to:
Equity holders of the Company		352	156	(63)
Non-controlling interests		–	–	–

All profit is from continuing operations.

Consolidated Balance Sheet
At 31 December

	Notes	2024 £m	2023 £m
Assets
Non-current assets
Intangible assets	9	7,108	7,042
Property, plant and equipment	10	502	499
Right-of-use assets		461	452
Investments in associated undertakings		37	44
Other investments		21	21
Deferred tax assets		34	43
Contract costs		238	224
Retirement benefit assets		3	3
Trade and other receivables		57	45
Derivative financial instruments		6	57
		8,467	8,430
Current assets
Other investments		2	1
Inventories		229	207
Trade and other receivables		909	880
Current tax assets		22	33
Derivative financial instruments		–	14
Cash and cash equivalents	11	925	1,562
		2,087	2,697
Liabilities
Current liabilities
Trade and other payables		(1,118)	(1,144)
Current tax liabilities		(43)	(48)
Provisions for liabilities and charges	17	(115)	(94)
Bank and other short-term borrowings		(1,166)	(1,134)
Lease liabilities		(130)	(127)
Derivative financial instruments		(3)	(32)
		(2,575)	(2,579)
Net current (liabilities)/assets		(488)	118
Non-current liabilities
Other payables		(69)	(71)
Bank and other long-term borrowings		(2,498)	(3,153)
Lease liabilities		(315)	(318)
Deferred tax liabilities		(511)	(517)
Retirement benefit obligations	16	(25)	(28)
Provisions for liabilities and charges	17	(304)	(357)
Derivative financial instruments		(29)	(16)
		(3,751)	(4,460)
Net assets		4,228	4,088
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	18	25	25
Share premium		15	14
Other reserves		583	532
Retained earnings		3,606	3,518
		4,229	4,089
Non-controlling interests		(1)	(1)
Total equity		4,228	4,088

Consolidated Statement of Changes in Equity
For the year ended 31 December
	Attributable to equity holders of the Company
	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Non- controlling interests £m	Totale quity £m
At 1 January 2022	19	7	(1,927)	3,166	(1)	1,264
Profit for the year	–	–	–	232	–	232
Other comprehensive income:
Net exchange adjustments offset in reserves	–	–	(232)	–	–	(232)
Net loss on net investment hedge	–	–	(68)	–	–	(68)
Net loss on cash flow hedge1	–	–	(6)	–	–	(6)
Cost of hedging	–	–	(2)	–	–	(2)
Remeasurement of net defined benefit liability	–	–	–	2	–	2
Tax related to items taken directly to other comprehensive income	–	–	–	11	–	11
Total other comprehensive income for the year	–	–	(308)	245	–	(63)
Transactions with owners:
Shares issued in the year	6	–	–	–	–	6
Merger relief on acquisition of Terminix Global Holdings, Inc.	–	–	3,014	–	–	3,014
Gain on stock options	–	2	–	–	–	2
Cost of issuing new shares	–	–	(16)	–	–	(16)
Dividends paid to equity shareholders	–	–	–	(122)	–	(122)
Cost of equity-settled share-based payment plans	–	–	–	18	–	18
Tax related to items taken directly to equity	–	–	–	(2)	–	(2)
Movement in the carrying value of put options	–	–	–	(3)	–	(3)
At 31 December 2022	25	9	763	3,302	(1)	4,098
Adjustment on initial application of IFRS 17	–	–	–	(1)	–	(1)
Adjusted balance as at 1 January 2023	25	9	763	3,301	(1)	4,097
Profit for the year	–	–	–	381	–	381
Other comprehensive income:
Net exchange adjustments offset in reserves	–	–	(352)	–	–	(352)
Net gain on net investment hedge	–	–	109	–	–	109
Net gain on cash flow hedge1	–	–	3	–	–	3
Cost of hedging	–	–	9	–	–	9
Tax related to items taken directly to other comprehensive income	–	–	–	6	–	6
Total other comprehensive income for the year	–	–	(231)	387	–	156
Transactions with owners:
Gain on stock options	–	5	–	–	–	5
Dividends paid to equity shareholders	–	–	–	(201)	–	(201)
Cost of equity-settled share-based payment plans	–	–	–	27	–	27
Movement in the carrying value of put options	–	–	–	4	–	4
At 31 December 2023	25	14	532	3,518	(1)	4,088
Profit for the year	–	–	–	307	–	307
Other comprehensive income:
Net exchange adjustments offset in reserves	–	–	46	–	–	46
Net loss on net investment hedge	–	–	(17)	–	–	(17)
Net gain on cash flow hedge1	–	–	27	–	–	27
Cost of hedging	–	–	(5)	–	–	(5)
Tax related to items taken directly to other comprehensive income	–	–	–	(6)	–	(6)
Total other comprehensive income for the year	–	–	51	301	–	352
Transactions with owners:
Gain on stock options	–	1	–	–	–	1
Dividends paid to equity shareholders	–	–	–	(229)	–	(229)
Cost of equity-settled share-based payment plans	–	–	–	20	–	20
Tax related to items taken directly to equity	–	–	–	(3)	–	(3)
Movement in the carrying value of put options	–	–	–	(1)	–	(1)
At 31 December 2024	25	15	583	3,606	(1)	4,228

1. £27m net gain (2023: £3m net gain; 2022: £6m net loss) on cash flow hedge includes a £51m loss (2023: £28m loss; 2022: £137m gain) from the effective portion of changes in fair value, offset by reclassification to the cost of acquisition of £nil (2023: £nil; 2022: £118m loss) and a £78m gain (2023: £31m gain; 2022: £25m loss) reclassification to the income statement due to changes in foreign exchange rates.

Shares of £nil (2023: £nil; 2022: £nil) have been netted against retained earnings. This represents 11.4m (2023: 13.0m; 2022: 19.6m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 31 December 2024 was £45m (2023: £57m; 2022: £100m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Analysis of other reserves

	Capital reduction reserve £m	Merger relief reserve £m	Cash flow hedge reserve £m	Translation reserve £m	Cost of hedging £m	Total £m
At 1 January 2022	(1,723)	–	9	(211)	(2)	(1,927)
Net exchange adjustments offset in reserves	–	–	–	(232)	–	(232)
Net loss on net investment hedge	–	–	–	(68)	–	(68)
Net loss on cash flow hedge1	–	–	(6)	–	–	(6)
Cost of hedging	–	–	–	–	(2)	(2)
Total comprehensive income for the year	–	–	(6)	(300)	(2)	(308)
Transactions with owners:
Merger relief on acquisition of Terminix Global Holdings, Inc.	–	3,014	–	–	–	3,014
Cost of issuing new shares	–	(16)	–	–	–	(16)
At 31 December 2022	(1,723)	2,998	3	(511)	(4)	763
Net exchange adjustments offset in reserves	–	–	–	(352)	–	(352)
Net gain on net investment hedge	–	–	–	109	–	109
Net gain on cash flow hedge1	–	–	3	–	–	3
Cost of hedging	–	–	–	–	9	9
Total comprehensive income for the year	–	–	3	(243)	9	(231)
At 31 December 2023	(1,723)	2,998	6	(754)	5	532
Net exchange adjustments offset in reserves	–	–	–	46	–	46
Net loss on net investment hedge	–	–	–	(17)	–	(17)
Net gain on cash flow hedge1	–	–	27	–	–	27
Cost of hedging	–	–	–	–	(5)	(5)
Total comprehensive income for the year	–	–	27	29	(5)	51
At 31 December 2024	(1,723)	2,998	33	(725)	–	583

1. £27m net gain (2023: £3m net gain; 2022: £6m net loss) on cash flow hedge includes a £51m loss (2023: £28m loss; 2022: £137m gain) from the effective portion of changes in fair value, offset by reclassification to the cost of acquisition of £nil (2023: £nil; 2022: £118m loss) and a £78m gain (2023: £31m gain; 2022: £25m loss) reclassification to the income statement due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The excess of the fair value of shares issued to fund the acquisition of Terminix over their par value gave rise to a new reserve called a Merger Relief Reserve. Under section 612 of the Companies Act 2006, merger relief is available if certain circumstances are met when a business is acquired by issuing shares to replace already issued shares. This reserve is unrealised (and therefore not distributable), but it may become realised at a later date, for example on disposal of the investment to which it relates or on impairment of that investment (which may occur after payment of a dividend by the investment).

Consolidated Cash Flow Statement
For the year ended 31 December

	Notes	2024 £m	2023 £m	2022£ m
Cash flows from operating activities
Operating profit		549	625	317
Adjustments for:
– Depreciation and impairment of property, plant and equipment		159	154	148
– Depreciation and impairment of leased assets		123	120	106
– Amortisation and impairment of intangible assets (excluding computer software)		199	175	118
– Amortisation and impairment of computer software		26	26	22
– Other non-cash items		18	26	8
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories		(12)	(15)	(4)
– Contract costs		(14)	(19)	(10)
– Trade and other receivables		(38)	(29)	5
– Trade and other payables and provisions		(101)	(60)	6
Interest received		36	25	13
Interest paid1		(180)	(191)	(52)
Income tax paid		(87)	(100)	(77)
Net cash flows from operating activities		678	737	600
Cash flows from investing activities
Purchase of property, plant and equipment		(171)	(167)	(153)
Purchase of intangible fixed assets		(44)	(44)	(37)
Proceeds from sale of property, plant and equipment		4	14	5
Acquisition of companies and businesses, net of cash acquired	8	(172)	(242)	(1,018)
Disposal of companies and businesses		–	–	1
Disposal of investment in associate		–	19	–
Dividends received from associates		11	4	4
Net change to cash flow from investment in term deposits		(1)	–	1
Net cash flows from investing activities		(373)	(416)	(1,197)
Cash flows from financing activities
Dividends paid to equity shareholders	7	(229)	(201)	(122)
Capital element of lease payments		(145)	(157)	(104)
Cost of issuing new shares		–	–	(16)
Cash outflow on settlement of debt-related foreign exchange forward contracts		(9)	(3)	26
Proceeds from new debt		–	–	2,383
Debt repayments		(369)	–	(844)
Net cash flows from financing activities		(752)	(361)	1,323
Net (decrease)/increase in cash and cash equivalents		(447)	(40)	726
Cash and cash equivalents at beginning of year		832	879	242
Exchange loss on cash and cash equivalents		(13)	(7)	(89)
Cash and cash equivalents at end of the financial year	11	372	832	879

1. Interest paid includes the interest element of lease payments of £24m (2023: £25m; 2022: £10m).

Notes to the financial statements
1. Changes in accounting policies

Except as described below, the accounting policies applied in these Consolidated Financial Statements are the same as those applied in the Group’s Consolidated Financial Statements for the year ended 31 December 2023.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2024:

●	amendments to IAS 1 – Classification of liabilities as current or non-current and non-current liabilities with covenants;
●	amendments to IFRS 16 – Lease liability in sale and leaseback; and
●	amendments to IAS 7 and IFRS 7 – Supplier finance arrangements.
The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group’s Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2023.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2024 reporting periods, and have not been adopted early by the Group.

●	IFRS 18 – Presentation and disclosure in financial statements

IFRS 18 is effective for annual periods beginning on or after 1 January 2027 and will replace IAS 1 – Presentation of financial statements. It will introduce new requirements that are intended to help to achieve comparability of the financial performance of similar entities, and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive; in particular those related to the statement of comprehensive income or loss, and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the Group’s consolidated financial statements.

2. Revenue recognition and operating segments

Revenue recognition
Revenue represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled. All revenue is considered revenue from contracts with customers as defined by IFRS 15, including job work and sales of goods. Under IFRS 15, revenue is recognised when a customer obtains control of goods or services in line with identifiable performance obligations. In the majority of cases the Group considers that the contracts it enters into are contracts for bundled services which are accounted for as a single performance obligation. Accordingly the majority of revenue across the Group is recognised on an output basis evenly over the course of the contract because the customer simultaneously receives and consumes the benefits provided by the Group’s performance as it performs. Job work is short-term contract revenue whereby the period of service is typically less than one month in duration. The performance obligations linked to this revenue type are individual to each job due to their nature, with revenue being recognised at a point in time on completion. Where consumables are supplied separately from the service contract, revenue is recognised at the point the goods transfer.

The transaction price reported for all contracts is the price agreed in the contract and there are no material elements of variable consideration, financing component or non-cash consideration. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations because the Group has a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance obligations completed to date.

Disaggregation of revenue into category, region and major type of revenue stream is shown below under segmental reporting.
Contract costs
Contract costs are mainly incremental costs of obtaining contracts (primarily sales commissions directly related to contracts obtained), and to a lesser extent costs to fulfil contracts which are not within the scope of other standards (mainly incremental costs of putting resources in place to fulfil contracts).

It is anticipated that these costs are recoverable over the life of the contract to which they relate. Accordingly, the Group capitalises them as contract costs and amortises them over the expected life of the contracts. Management takes a portfolio approach to recognising contract costs, and the expected length of contracts across the Group and associated amortisation periods are between three and seven years.

The contract costs recognised in the balance sheet at the period end amounted to £238m (2023: £224m; 2022: £215m). The amount of amortisation recognised in the period was £92m (2023: £121m; 2022: £39m) and impairment losses were £nil (2023: £nil; 2022: £nil).

Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.

Contract liabilities
Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business categories where revenue is recognised over time, customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Segment reporting
Segmental information has been presented in accordance with IFRS 8 Operating Segments. The Group’s operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group’s Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

The LATAM region is combined with Europe in the Group’s segment reporting. It is the Group’s smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as they are similar with respect to economic characteristics, the nature of services provided, the type of customers, methods used to provide services, and language and cultural similarities.

Management and the Board also reviews regional data summarised into North America and International, and these sub-totals are reflected in the relevant Notes to the Consolidated Financial Statements.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

Revenue and profit from continuing operations
	Revenue 2024 £m	Revenue 2023 £m	Revenue 2022 £m	Operating profit 2024 £m	Operating profit 2023 £m	Operating profit 2022 £m
North America1
Pest Control	3,152	3,201	1,746	539	599	297
Hygiene & Wellbeing	108	105	103	19	18	18
Sub-total North America	3,260	3,306	1,849	558	617	315

International
Europe (incl. LATAM)
Pest Control	531	516	427	124	124	103
Hygiene & Wellbeing	353	344	322	54	52	53
France Workwear	230	221	192	41	39	31
	1,114	1,081	941	219	215	187
UK & Sub-Saharan Africa
Pest Control	205	195	182	53	51	47
Hygiene & Wellbeing	230	195	183	47	43	48
	435	390	365	100	94	95
Asia & MENAT
Pest Control	265	250	231	35	34	34
Hygiene & Wellbeing	89	89	90	11	11	11
	354	339	321	46	45	45
Pacific
Pest Control	134	124	104	22	22	16
Hygiene & Wellbeing	128	125	123	33	33	32
	262	249	227	55	55	48

Sub-total International	2,165	2,059	1,854	420	409	375

Total	5,425	5,365	3,703	978	1,026	690

Central and regional overheads2	11	10	11	(137)	(121)	(107)
Restructuring costs	–	–	–	(7)	(7)	(12)
Revenue and Adjusted Operating Profit	5,436	5,375	3,714	834	898	571
One-off and adjusting items				(86)	(98)	(136)
Amortisation and impairment of intangible assets3				(199)	(175)	(118)
Operating profit				549	625	317
Finance income				46	48	49
Finance cost				(197)	(189)	(79)
Share of profit from associates net of tax				7	9	9
Profit before income tax				405	493	296

1. During 2024, there were impairment losses recognised in North America related to ROU assets of £nil (2023: £nil; 2022: £17m) and related to property, plant and equipment of £nil (2023: £nil; 2022: £8m).

2. Central and regional overheads revenue relates to the wholesale of metalwork and consumables, including hygiene and pest control products. It is managed centrally rather than in any region.

3. Excluding computer software which is included in the segment operating profit measure.

Other segment items included in the consolidated income statement are as follows:

	Amortisation and impairment of intangibles1 2024 £m	Amortisation and impairment of intangibles1 2023 £m	Amortisation andimpairment of intangibles1 2022 £m
North America	114	118	59
International
Europe (incl. LATAM)	39	24	29
UK & Sub-Saharan Africa	6	8	–
Asia & MENAT	22	11	20
Pacific	8	6	4
Sub-total International	75	49	53
Central and regional	10	8	6
Total	199	175	118
Tax effect	(43)	(44)	(25)
Total after tax effect	156	131	93

1. Excluding computer software.

3. Finance cost

	2024 £m	2023 £m	2022 £m
Hedged interest payable on medium-term notes issued1	61	61	39
Interest payable on bank loans and overdrafts1	51	42	5
Interest payable on RCF1	1	3	1
Interest payable on foreign exchange swaps2	44	44	19
Interest payable on leases	24	25	10
Amortisation of discount on provisions	11	14	3
Foreign exchange loss on translation of foreign assets/liabilities	5	–	–
Fair value loss on hedge ineffectiveness	–	–	2
Total finance cost	197	189	79

1. Interest expense on financial liabilities held at amortised cost.

2. Interest payable on foreign exchange swaps including coupon interest payable for the year was £54m (2023: £55m). £10m has been reported in other comprehensive income due to hedge accounting (2023: £12m).

4. Finance income
	2024 £m	2023 £m	2022 £m
Bank interest received	36	25	5
Fair value gain on hedge ineffectiveness	3	1	22
Foreign exchange gain on translation of foreign assets/liabilities	–	11	–
Hyperinflation accounting adjustment	7	11	22
Total finance income	46	48	49

5. Income tax expense
Analysis of charge in the year:
	2024 £m	2023 £m	2022 £m
Current tax expense	89	94	76
Adjustment in respect of previous periods	5	(8)	2
Total current tax	94	86	78
Deferred tax expense/(credit)	11	30	(3)
Deferred tax adjustment in respect of previous periods	(7)	(4)	(11)
Total deferred tax	4	26	(14)
Total income tax expense	98	112	64

The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year’s taxable profits and any adjustment relating to prior years. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity. In this case the tax is also recognised in other comprehensive income or equity as appropriate.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affect neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.

Deferred tax assets and liabilities are offset against each other when the timing differences relate to income taxes levied by the same tax authority on an entity or different entities which are part of a tax consolidation and there would be the intention to settle on a net basis.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. The amount of deferred tax assets recognised at each balance sheet date is adjusted to reflect changes in management’s assessment of future taxable profits that will enable the tax losses to be recovered. In recognising the deferred tax asset in respect of losses, management has estimated the quantum of future taxable profits over the next ten years as this is the period over which it is considered that profits can be reasonably estimated.

A deferred tax asset of £41m has been recognised in respect of losses which are expected to be utilised within 10 years (2023: £38m), of which £30m (2023: £28m) relates to UK losses carried forward at 31 December 2024. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk-weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. A deferred tax asset is now recognised on all the UK tax losses (2023: £34m unrecognised).

The estimates of future profits are based on management’s financial forecasts which are used to support other aspects of the financial statements, such as impairment testing. At the balance sheet date the Group had tax losses of £242m (2023: £169m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, £203m (2023: £95m) will expire at various dates between 2025 and 2045.

The cash tax paid for the year was £87m (2023: £100m). The decrease was attributable to a reduction of cash tax payments in line with Group profits and one off tax repayments received in 2024. The cash tax paid is expected to increase in future periods in line with Group profits.

6. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust (see note at the bottom of the Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares relate to the contingent issuable shares under the Group’s long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

For the calculation of diluted earnings per share, 435,578 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2024 (2023: 18,422; 2022: 1,290,294).

Details of the calculation of earnings per share are set out below:

	2024 £m	2023 £m	2022 £m
Profit attributable to equity holders of the Company	307	381	232

Weighted average number of ordinary shares in issue (million)	2,521	2,516	2,002
Adjustment for potentially dilutive shares (million)	7	11	12
Weighted average number of ordinary shares for diluted earnings per share (million)	2,528	2,527	2,014

Basic earnings per share	12.17p	15.14p	11.57p
Diluted earnings per share	12.14p	15.07p	11.51p

7. Dividends
Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s Financial Statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when paid.

	2024 £m	2023 £m	2022 £m
2021 final dividend paid – 4.30p per share	–	–	80
2022 interim dividend paid – 2.40p per share	–	–	42
2022 final dividend paid – 5.15p per share	–	131	–
2023 interim dividend paid – 2.75p per share	–	70	–
2023 final dividend paid – 5.93p per share	149	–	–
2024 interim dividend paid – 3.16p per share	80	–	–
	229	201	122

An interim dividend of 3.16p per share was paid on 16 September 2024 amounting to £80m. A final dividend in respect of 2024 of 5.93p per share is to be proposed at the Annual General Meeting on 7 May 2025.

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2024, but not recognised as a liability at year end, is £150m (2023: £150m; 2022: £130m).

8. Business combinations
During the year the Group purchased 100% of the share capital or trade and assets of 36 companies and businesses (2023: 41). The total consideration in respect of these acquisitions was £182m (2023: £261m), and the cash outflow from current and past period acquisitions net of cash acquired was £172m (2023: £242m).

Goodwill on all acquisitions represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

	2024 £m	2023 £m
Purchase consideration
– Cash paid	115	203
– Deferred and contingent consideration	67	58
Total purchase consideration	182	261
Fair value of net assets acquired	(51)	(88)
Goodwill from current-year acquisitions	131	173
Goodwill expected to be deductible for tax purposes	84	76

Deferred consideration of £35m and contingent consideration of £32m are payable in respect of the above acquisitions (2023: £15m and £43m respectively). Contingent consideration is payable based on a variety of conditions, including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year, there were releases of contingent consideration liabilities not paid of £7m (2023: £nil).

The fair values6 of assets and liabilities arising from acquisitions in the year are as follows:

	2024 £m	2023 £m
Non-current assets
– Intangible assets1	56	80
– Property, plant and equipment2	11	12
Current assets3	27	22
Current liabilities4	(23)	(12)
Non-current liabilities5	(20)	(14)
Net assets acquired	51	88

1. Includes £46m (2023: £69m) of customer lists and £10m (2023: £11m) of other intangibles.

2. Includes £4m (2023: £1m) of ROU assets.

3. Includes cash acquired of £2m (2023: £8m), inventory of £11m (2023: £2m), and trade and other receivables of £14m (2023: £12m).

4. Includes trade and other payables of £23m (2023: £10m).

5. Includes £9m of deferred tax liabilities relating to acquired intangibles (2023: £12m), lease liabilities of £4m (2023: £1m), and other liabilities of £7m (2023: £1m).

6. The fair values of assets and liabilities from acquisitions in the current year will be finalised in the 2025 Financial Statements. These fair values are provisional as the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

The cash outflow from current and past acquisitions is as follows:

	2024 £m	2023 £m
Total purchase consideration	182	261
Consideration payable in future periods	(67)	(58)
Purchase consideration paid in cash	115	203
Cash and cash equivalents in acquired companies and businesses	(2)	(8)
Cash outflow on current period acquisitions	113	195
Deferred and contingent consideration paid	59	47
Cash outflow on current and past acquisitions	172	242

From the dates of acquisition to 31 December 2024, new acquisitions contributed £68m to revenue and £1m to operating profit (2023: £75m and £10m respectively).

If the acquisitions had occurred on 1 January 2024, the revenue and operating profit of the combined Group would have amounted to £5,492m and £551m respectively (2023: £5,414m and £628m respectively).

9. Intangible assets

A breakdown of intangible assets is as shown below:

	Goodwill £m	Customer lists £m	Indefinite- lived brands £m	Other intangibles £m	Product development £m	Computer software £m	Total £m
Cost
At 1 January 2023	5,165	1,473	1,185	81	55	206	8,165
Exchange differences	(269)	(70)	(58)	(5)	–	(3)	(405)
Additions	–	–	–	–	10	34	44
Disposals/retirements	(2)	(15)	–	(12)	–	(8)	(37)
Acquisition of companies and businesses	172	69	–	11	–	–	252
Hyperinflationary adjustment	14	3	–	1	–	–	18
At 31 December 2023	5,080	1,460	1,127	76	65	229	8,037
At 1 January 2024	5,080	1,460	1,127	76	65	229	8,037
Exchange differences	50	(13)	18	–	–	(1)	54
Additions	–	–	–	–	9	46	55
Disposals/retirements	–	(22)	–	(2)	–	(22)	(46)
Acquisition of companies and businesses	113	37	–	10	–	–	160
Hyperinflationary adjustment	10	4	–	1	–	–	15
At 31 December 2024	5,253	1,466	1,145	85	74	252	8,275
Accumulated amortisation and impairment
At 1 January 2023	(65)	(573)	–	(44)	(37)	(143)	(862)
Exchange differences	12	26	–	2	–	3	43
Disposals/retirements	2	15	–	12	–	7	36
Hyperinflationary adjustment	(10)	(1)	–	–	–	–	(11)
Impairment charge	(3)	(1)	–	–	–	–	(4)
Amortisation charge	–	(155)	–	(9)	(7)	(26)	(197)
At 31 December 2023	(64)	(689)	–	(39)	(44)	(159)	(995)
At 1 January 2024	(64)	(689)	–	(39)	(44)	(159)	(995)
Exchange differences	4	14	–	–	–	1	19
Disposals/retirements	–	22	–	2	–	20	44
Hyperinflationary adjustment	(8)	(2)	–	–	–	–	(10)
Impairment charge	(28)	–	–	–	(2)	–	(30)
Amortisation charge	–	(152)	–	(9)	(8)	(26)	(195)
At 31 December 2024	(96)	(807)	–	(46)	(54)	(164)	(1,167)
Net book value
At 1 January 2023	5,100	900	1,185	37	18	63	7,303
At 31 December 2023	5,016	771	1,127	37	21	70	7,042
At 31 December 2024	5,157	659	1,145	39	20	88	7,108

10. Property, plant and equipment

A breakdown of property, plant and equipment is shown below:

	Land and buildings £m	Service contract equipment £m	Other plant and equipment £m	Vehicles and office equipment £m	Total £m
Cost
At 1 January 2023	127	587	215	255	1,184
Exchange differences	(7)	(20)	(5)	(15)	(47)
Additions	7	123	14	23	167
Disposals	(9)	(77)	(9)	(25)	(120)
Acquisition of companies and businesses	–	1	1	8	10
Hyperinflationary adjustment	4	–	–	1	5
Reclassification from IFRS 16 ROU assets1	–	–	–	8	8
At 31 December 2023	122	614	216	255	1,207
At 1 January 2024	122	614	216	255	1,207
Exchange differences	(3)	(31)	(8)	(5)	(47)
Additions	7	126	14	24	171
Disposals	(4)	(98)	(16)	(51)	(169)
Acquisition of companies and businesses	1	1	–	5	7
Hyperinflationary adjustment	1	–	–	1	2
Reclassification from IFRS 16 ROU assets1	–	–	–	8	8
At 31 December 2024	124	612	206	237	1,179
Accumulated depreciation and impairment
At 1 January 2023	(44)	(356)	(151)	(138)	(689)
Exchange differences	2	14	5	7	28
Disposals	4	75	8	22	109
Hyperinflationary adjustment	(1)	–	–	(1)	(2)
Depreciation charge	(5)	(102)	(15)	(32)	(154)
At 31 December 2023	(44)	(369)	(153)	(142)	(708)
At 1 January 2024	(44)	(369)	(153)	(142)	(708)
Exchange differences	(1)	20	7	3	29
Disposals	3	96	16	46	161
Depreciation charge	(5)	(108)	(14)	(32)	(159)
At 31 December 2024	(47)	(361)	(144)	(125)	(677)
Net book value
At 1 January 2023	83	231	64	117	495
At 31 December 2023	78	245	63	113	499
At 31 December 2024	77	251	62	112	502

1. Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets.

11. Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash at bank and in hand includes £16m (2023: £15m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

Cash at bank and in hand also includes £71m (2023: £70m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if not required for operational purposes in country.

Fair value is equal to carrying value for all cash and cash equivalents.

	Gross amounts 2024 £m	Gross amounts 2023 £m
Cash at bank and in hand	796	1,080
Money market funds	24	153
Short-term bank deposits	105	329
Cash and cash equivalents in the Consolidated Balance Sheet	925	1,562
Bank overdraft	(553)	(730)
Cash and cash equivalents in the Consolidated Cash Flow Statement	372	832

12. Reconciliation of net changes in cash and cash equivalents to net debt

Reconciliation of net change in cash and cash equivalents to net debt:

	Opening 2024£m	Cash flows£m	Non-cash (fair value changes, accruals and acquisitions) £m	Non-cash (foreign exchange, additions and other) £m	Closing 2024 £m
Bank and other short-term borrowings	(1,134)	602	(99)	(535)	(1,166)
Bank and other long-term borrowings	(3,153)	–	–	655	(2,498)
Lease liabilities	(445)	169	(146)	(23)	(445)
Other investments	1	1	–	–	2
Fair value of debt-related derivatives	23	68	(7)	(110)	(26)
Gross debt	(4,708)	840	(252)	(13)	(4,133)
Cash and cash equivalents in the Consolidated Balance Sheet	1,562	(637)	–	–	925
Net debt	(3,146)	203	(252)	(13)	(3,208)

	Opening 2023 £m	Cash flows £m	Non-cash (fair valuechanges, accruals and acquisitions) £m	Non-cash (foreign exchange, additions and other) £m	Closing 2023 £m
Bank and other short-term borrowings	(1,345)	664	(106)	(347)	(1,134)
Bank and other long-term borrowings	(3,574)	–	–	421	(3,153)
Lease liabilities	(460)	182	(162)	(5)	(445)
Other investments	1	–	–	–	1
Fair value of debt-related derivatives	(71)	39	(1)	56	23
Gross debt	(5,449)	885	(269)	125	(4,708)
Cash and cash equivalents in the Consolidated Balance Sheet	2,170	(601)	–	(7)	1,562
Net debt	(3,279)	284	(269)	118	(3,146)

13. Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1	– unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	– inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and
Level 3	– inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC

14. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group’s bank debt comprises:

	Facility amount 2024 £m	Drawn at year end 2024 £m	Headroom 2024 £m	Interest rateat year end 2024%	Facility amount 2023 £m	Drawn at year end 2023 £m	Headroom 2023 £m	Interest rate at year end 2023%
Current
$700m term loan due October 2025	559	559	–	5.18	–	–	–	–
$50m term loan due May 2025	40	–	40	0.21	–	–	–	–
Non-current
$700m term loan due October 2025	–	–	–	–	550	550	–	5.94
$1.0bn RCF due October 2029	799	–	799	0.14	785	–	785	0.14

The RCF was undrawn throughout 2023 and 2024.

Medium-term notes and bond debt comprises:

	Bond interest coupon 2024	Effective hedged interest rate 2024	Bond interest coupon 2023	Effective hedged interest rate 2023
Current
€400m bond due November 2024	–	–	Fixed 0.950%	Fixed 3.60%
Non-current
€500m bond due May 2026	Fixed 0.875%	Fixed 2.66%	Fixed 0.875%	Fixed 2.80%
€850m bond due June 2027	Fixed 3.875%	Fixed 4.95%	Fixed 3.875%	Fixed 5.01%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.12%	Fixed 0.500%	Fixed 2.23%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.58%	Fixed 4.375%	Fixed 4.48%
£400m bond due June 2032	Fixed 5.000%	Fixed 5.19%	Fixed 5.000%	Fixed 5.20%
Average cost of bond debt at year-end rates		3.96%		3.97%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group’s hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group considers the fair value of other current liabilities to be equal to the carrying value.

16. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental, and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

Future cash flows relating to these obligations are discounted when the effect is material. The effect of discounting environmental provisions and other provisions is not considered to be material due to the low level of expected future cash flows. Termite damage claim provisions and self-insurance provisions are discounted, and the majority of these provisions are held in the US. The discount rate used is based on US government bond rates, and was 4.48%–5.25% (2023: 3.88%–5.25%).

	Termite damage claims£m	Self-insurance£m	Environmental£m	Other£m	Total£m
At 1 January 2023	321	165	16	12	514
Exchange differences	(14)	(8)	(1)	1	(22)
Additional provisions	15	56	3	7	81
Used during the year	(73)	(44)	(2)	(7)	(126)
Unused amounts reversed	–	(8)	–	(3)	(11)
Acquisition of companies and businesses	–	–	–	1	1
Unwinding of discount on provisions	11	3	–	–	14
At 31 December 2023	260	164	16	11	451

At 1 January 2024	260	164	16	11	451
Exchange differences	3	1	–	–	4
Additional provisions	20	98	1	8	127
Used during the year	(68)	(81)	(3)	(9)	(161)
Unused amounts reversed	(12)	–	(1)	(2)	(15)
Acquisition of companies and businesses	–	–	–	2	2
Unwinding of discount on provisions	10	1	–	–	11
At 31 December 2024	213	183	13	10	419

	2024Total£m	2023Total£m
Analysed as follows:
Non-current	304	357
Current	115	94
Total	419	451

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical and forecast information), customer churn rates, and discount rates. These provisions are expected to be substantially utilised within the next 16 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisors) and as such the value of the provision is also likely to change.

The Group’s provision relates to legacy claims (from the period prior to the acquisition of Terminix), estimated at £197m (2023: £247m); and new customer claims, estimated at £16m (2023: £13m). The sensitivity of the legacy claims liability balance to changes in the inputs is illustrated as follows:

●
Discount rate – The exposure to termite damage claims is largely based within the United States, therefore measurement is based on a seven-year US bond risk-free rate. During 2024, interest rates (and therefore discount rates) have increased. Rates could move in either direction and management has modelled that an increase/decrease of 50 bps in yields would decrease/increase the provision by £5m (2023: £8m). Over the 12 months to 31 December 2024, seven-year risk-free rate yields have increased 60 bps from 3.88% to 4.48% (2023: decrease 15 bps).

●
Claim value – Claim value forecasts have been based on the latest available historical settled Terminix claims. Claims values are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has used an average of claim costs for the last 12 months for each material category of claim, adjusted where necessary to account for ageing of claims, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in claim values would increase/decrease the provision by £9m (2023: £15m). Over the 12 months to 31 December 2024, as a result of accelerating the cleardown of legacy longstanding claims and other macroeconomic factors, in-year costs per claim rose by c.40% (2023: 32%). This is not representative of management’s expectations of future costs as ageing of claims, which drives an increased cost per claim, has reduced significantly in recent months and is expected to continue to improve.

●
Claim rate – Management has estimated claim rates based on statistical historical incurred claims. Data has been captured to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group’s control and may depend on litigation trends within the US and other external factors, such as how often customers move property and how well they maintain those properties; however, management actions can prevent claims from becoming litigated and hence more costly. These factors cause estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provision by £9m (2023: £15m), accordingly. Over the 12 months to 31 December 2024, claim rates fell by c.24% (2023: fell 7%).

●
Customer churn rate – If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed to establish incidence curves for customer churn, and forward-looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by £7m down or up (2023: £11m), accordingly. On average over the last 10 years churn rates have moved by +/– c.2.0% per annum (2023: +/-1.8%).

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks. In order to help mitigate the cost of external insurance, the Group self-insures a level of cover on its major insurance policies. Self-insurance provisions represent obligations for open claims, and also incurred but not reported (IBNR) losses. External actuaries are used to help management estimate the provisions held at the balance sheet date. Due to the nature of the claims, the timing of utilisation of these provisions is uncertain.

Environmental

The Group owns, or formerly owned, a number of properties in Europe and the US where environmental contamination is being managed. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs of management or remediation reliably. Provisions are held where liability is probable and costs can be reliably estimated. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

17. Share capital

During the year, 2,000,000 new shares were issued in relation to employee share schemes.

	2024 £m	2023 £m
Issued and fully paid
At 31 December 2024 – 2,524,539,885 shares (2023: 2,522,539,885)	25	25

18. Post balance sheet events

There have been no significant post balance sheet events affecting the Group since 31 December 2024.

19. Legal statements

The financial information for the year ended 31 December 2024 contained in this preliminary announcement has been approved by the Board and authorised for release on 6 March 2025.

The financial information in this statement does not constitute the Company’s statutory accounts for the years ended 31 December 2024 or 2023. The financial information for 2023 and 2024 is derived from the statutory accounts for 2023 (which have been delivered to the registrar of companies) and 2024 (which will be delivered to the registrar of companies following the AGM in May 2025). The auditors have reported on the 2023 and 2024 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The statutory accounts for 2024 are prepared in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The accounting policies (that comply with IFRS) used by Rentokil Initial plc (“the Group”) are consistent with those set out in the 2023 Annual Report. A full list of accounting policies will be presented in the 2024 Annual Report. For details of new accounting policies applicable to the Group in 2024 and their impact please refer to Note 1.

20. 2024 Annual Report

Copies of the 2024 Annual Report will be sent to shareholders who have elected to receive hard copies on or around 26 March 2024 and will also be available from the Company’s registered office by contacting the Company Secretariat (secretariat@rentokil-initial.com) and at www.rentokil-initial.com in PDF format.

21. Financial calendar

The Company's Annual General Meeting will be held at, and be broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY from 2pm on 7 May 2024. Shareholders should refer to the Notice of Meeting and the Company's website at www.rentokil-initial.com/agm for further information on the AGM.

22. Responsibility statements

The Directors consider that the Annual Report, which includes the Financial Statements, complies with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority in respect of the requirement to produce an annual financial report.

Each of the Directors, whose names and functions are set out in the 2024 Annual Report, confirms that, to the best of their knowledge:

●
the Group Financial Statements, which have been prepared in accordance with UK-adopted International Accounting Standards and International Reporting Financial Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

●
the Company’s Financial Statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 ‘Reduced Disclosure Framework’, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

●
the Annual Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

By Order of the Board

Andy Ransom
Chief Executive
6 March 2025

Cautionary statement

In order to utilise the ‘safe harbour’ provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and the general doctrine of cautionary statements, Rentokil Initial plc (“the Company”) is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial’s intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities (“Rentokil Initial” or “the Group”) (including preliminary results for the year ended 31 December 2024), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group’s ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group’s disposals; difficulties in integrating, streamlining and optimising our IT systems, processes and technologies, including artificial intelligence technologies; the Group’s ability to attract, retain and develop key personnel to lead the business; the availability of a suitably skilled and qualified labour force to maintain the Group’s business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of our third-party service providers; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from the Group's customers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; the Group’s ability to implement its business strategies successfully, including achieving its growth objectives; the Group’s ability to retain existing customers and attract new customers; the highly competitive nature of the Group’s industries; extraordinary events that impact the Group’s ability to service customers without interruption, including a loss of its third-party distributors; the impact of environmental, social and governance (“ESG”) matters, including those related to climate change and sustainability, on the Group’s business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages or other disruptions to the Group’s business; the Group’s ability to protect its intellectual property and other proprietary rights that are material to the Group’s business; the Group’s reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which we are subject or the implementation of any new or revised laws or regulations that alter the environment in which we do business, as well as the costs to us of complying with any such changes and the risk of related litigation; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group’s ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation related to such actual or perceived failures; the identification of material weaknesses in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group’s debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group’s debt; and exchange rate fluctuations and the impact on the Group’s results or the foreign currency value of the Company’s ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Additional information concerning these and other factors can be found in Rentokil Initial’s filings with the U.S. Securities and Exchange Commission (“SEC”), which may be obtained free of charge at the SEC’s website, http:// www.sec.gov, and Rentokil Initial’s Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain further non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and profit measures presented at actual exchange rates (“AER” – IFRS) and constant full year 2023 exchange rates (“CER” – Non-GAAP). Non-IFRS measures include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Effective Tax rate and Organic Revenue. Adjusted Operating Profit represents the performance of the continuing operations of the Group (including acquisitions), and enables the users of the accounts to focus on the performance of the businesses retained by the Group, and that will therefore contribute to the future performance. Adjusted Operating Profit and Adjusted profit before tax exclude certain items that could distort the underlying trading performance. The Group’s internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 March 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary